Filed by Datum One Series Trust (SEC File Nos.: 333-237048; 811-23556) pursuant to Rule 425 under the Securities Act of

1933, as amended, and deemed filed under Rule 14a-12 under the

Securities and Exchange Act of 1934, as amended.

Subject Company: Brandes Investment Trust (SEC. File Nos.: 033-81396; 811-08614)

The enclosed proxy statement/prospectus contains important information about the proposed reorganizations and therefore you are advised to read it. The proxy statement/prospectus and other information are available for free on the SEC’s website (www.sec.gov).

Dear Fellow Shareholder,

As a valued shareholder of one or more of the funds of the Brandes Investment Trust, I am writing to request your assistance in voting in favor of a proposal to reorganize the funds as discussed below.

Enclosed you will find a joint proxy statement/prospectus with information about the upcoming Joint Special Meeting of Shareholders of certain funds of the Brandes Investment Trust, in which you and other fund shareholders are being asked to approve a reorganization of the fund you hold shares of into a corresponding series of Datum One Series Trust (“Datum One”) of the same name.

Because there is a great deal of information in the enclosed materials, let me explain what it is that I am recommending. Datum One Series Trust is a series trust that I believe can provide for required oversight for multiple funds from multiple investment management firms like Brandes. By combining the Brandes fund you hold shares of with other, non-Brandes managed funds in Datum One, there are opportunities for economies of scale over time which, if realized, could reduce the expenses that you pay today as a shareholder of your Brandes fund. We do not expect that the reorganization of the Brandes funds into corresponding Datum One Series Trust funds will have an impact on the funds’ underlying investments and the value of your fund shares will not change solely as a result of the reorganization.

As a result of the Reorganization, there will be:

•	No change to the management fee. Annual net operating expenses are expected to be the same or lower.

•	No change to the investment adviser. Brandes Investment Partners would remain as the investment adviser.

•	No material change in the way the funds are managed.

Nevertheless, there may be potential benefits of the reorganization including the following:

•	Potential for economies of scale and lower expenses over time.

•	Opportunity for operational efficiencies, permitting Brandes to focus on core competencies, including portfolio management and increased sales and distribution efforts to grow the funds in the future.

•	Opportunity to share various costs with other funds as well as potentially better pricing arrangements with service providers.

We ask that you vote today via the URL voting link found in this email.

THE BOARD OF TRUSTEES OF THE BRANDES INVESTMENT TRUST RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSAL

If you have any questions or need assistance voting your shares, please contact our proxy solicitation firm, Okapi Partners LLC, Toll-Free at: (888) 785-6709 or by email at: Brandes@OkapiPartners.com.

Sincerely,

Jeff Busby, CFA

President and Trustee, Brandes Investment Trust